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Exhibit 99.(a)(9)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The Initial Repurchase Offer (as defined herein) is being made in the United States solely by the Circular to Shareholders and the U.S. Supplemental Memorandum, each dated June 6, 2005, the Letter of Election and Transmittal (in the case of Existing ADRs (as defined below)), the Election Form (in the case of Existing Ordinary Shares (as defined below)), and any amendments or supplements thereto. Persons to whom this notice is made available are requested to inform themselves of any legal or regulatory restrictions applicable to them as such restrictions may prevent them from receiving B Shares or participating in the B Share Alternatives (each as defined below). In any jurisdiction where the securities or other laws require the Initial Repurchase Offer to be made by a licensed broker or dealer, the Initial Repurchase Offer shall be deemed to be made by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Return of Cash and Notice of Initial Repurchase Offer

for

All of its Issued and to be Issued B Shares at 65 pence each

National Grid Transco plc, a public limited company organized under the laws of England and Wales ("NGT" or the "Company"), is returning cash (the "Return of Cash") by way of an issuance of non-cumulative preference shares, par value 10 pence per share (the "B Shares"). The Return of Cash will be made to record holders of its existing ordinary shares, par value 10 pence per share (the "Existing Ordinary Shares") as of 5:00 p.m. (London time) on July 29, 2005, and to record holders of its American Depositary Receipts (the "Existing ADRs"), evidencing American Depositary Shares and representing five Existing Ordinary Shares as of 5:00 p.m. (New York City time) on July 29, 2005.

Holders of Existing Ordinary Shares shall be entitled to one B Share per Existing Ordinary Share they hold as of July 29, 2005. In the case of holders of Existing ADRs, since each Existing ADR represents five Existing Ordinary Shares, such holders are entitled to receive five B Shares per Existing ADR they hold as of July 29, 2005. Each B Share entitles its holder to receive 65 pence in cash and since holders of Existing ADRs will receive five B Shares per Existing ADR, such holders will be entitled to £3.25 per Existing ADR. Holders of B Shares have three alternative ways in which they can receive their 65 pence per B Share (collectively, the "B Share Alternatives"). They are as follows: (i) receive a single cash dividend of 65 pence per B Share ("Alternative 1"); (ii) have their B Shares purchased for cash, at a price of 65 pence per B Share ("Alternative 2"); or (iii) retain their B Shares, with an opportunity to have them purchased at certain dates in 2006 and 2007 at a price of 65 pence per B Share ("Alternative 3"). In conjunction with the issue of the B Shares, NGT intends to engage in a share capital consolidation (the "Share Capital Consolidation"), or reverse stock split, in order to maintain the trading value of the Existing Ordinary Shares and Existing ADRs (subject to normal market movements), despite the cash payment of 65 pence per Existing Ordinary Shares or £3.25 per Existing ADR. If you take no action as a holder of B Shares, you will be deemed to have elected Alternative 1.

The Share Capital Consolidation will be carried out by subdividing and consolidating each Existing Ordinary Share and Existing ADR which will result in new ordinary shares (the "New Ordinary Shares") and new ADRs (the "New ADRs") being issued. U.S. Shareholders will receive 43 New Ordinary Shares for every 49 Existing Ordinary Shares owned as of 5:00 p.m. (London time) on July 29, 2005. Holders of ADRs will receive approximately 0.88 New ADRs for each Existing ADR owned as of 5:00 p.m. (New York City time) on July 29, 2005.

To the extent that holders of Existing Ordinary Shares and Existing ADRs elect to have their B Shares purchased under Alternative 2, the Company can acquire, following the purchase of the B Shares by its financial adviser and corporate broker, JPMorgan Cazenove Limited, a company organized under the laws of England and Wales through its agent, Cazenove Incorporated ("Cazenove Incorporated"), a company incorporated under the laws of the State of Delaware (collectively with JPMorgan Cazenove Limited, "Cazenove"), the B Shares of the Company at 65 pence per B Share, on the terms and subject to the conditions as set forth in the Circular to Shareholders and the U.S. Supplemental Memorandum, each dated June 6, 2005 (collectively, the "Return of Cash Documents"), and in the related Election Form or Letter of Election and Transmittal, respectively (which, together with the Return of Cash Documents and any amendments or supplements thereto, collectively constitute the "Initial Repurchase Offer"). The Company will pay all charges and expenses of The Bank of New York, in its capacity as the depositary and as tender agent (the "Tender Agent") for the Initial Repurchase Offer in respect of the Existing ADRs, Cazenove Incorporated, which is acting as the dealer manager for the Initial Repurchase Offer in the United States, Mellon Investor Services LLC, which is acting as the information agent for the Initial Repurchase Offer to U.S. shareholders and holders of Existing ADRs (the "U.S. Information Agent"), and Capita IRG Plc, which is acting as the receiving and information agent for the remainder of the Initial Repurchase Offer (the "U.K. Receiving and Information Agent"), incurred in connection with the Initial Repurchase Offer.

THE INITIAL REPURCHASE OFFER WILL REMAIN OPEN FOR ACCEPTANCE DURING THE ELECTION PERIOD UNDER THE RETURN OF CASH. THE ELECTION PERIOD FOR ACCEPTANCES AND WITHDRAWALS WITH RESPECT TO THE INITIAL REPURCHASE OFFER (AS DEFINED IN THE RETURN OF CASH DOCUMENTS) WILL EXPIRE AT 11:30 A.M. (NEW YORK CITY TIME), OR 4:30 P.M. (LONDON TIME), ON AUGUST 5, 2005, UNLESS EXTENDED TO A LATER CLOSING DATE. HOLDERS OF B SHARES WILL HAVE THE RIGHT TO WITHDRAW THEIR ACCEPTANCES OF THE INITIAL REPURCHASE OFFER FROM THE DATE OF THIS ANNOUNCEMENT UNTIL THE SPECIFIED TIME ON THE LAST DAY OF ELECTION PERIOD.

The Return of Cash is conditional on the approval of certain resolutions (the "Resolutions") by Shareholders at the Extraordinary General Meeting of Shareholders (the "EGM") scheduled to occur on July 25, 2005 and the admission of the B Shares and New Ordinary Shares to the Daily Official List becoming effective in accordance with the listing rules made by the U.K. Listing Authority for the purposes of Part VI of the U.K. Financial Services and Markets Act 2000, as amended, and the admission of the B Shares and the New Ordinary Shares on the London Stock Exchange's market for listed securities becoming effective in accordance with the rules of the London Stock Exchange, which is expected to occur on August 1, 2005. If these conditions are not satisfied by 8:00 a.m. (London time), or 3:00 a.m. (New York City time), on August 1, 2005 or such later time and/or date as the Directors of NGT may decide, subject to compliance with the Securities Exchange Act of 1934 (the "Exchange Act"), no New Ordinary Shares or B Shares will be created and the Return of Cash will not take effect and, hence, the Initial Repurchase Offer will be terminated.

THE DIRECTORS OF THE COMPANY ARE OF THE OPINION THAT THE RETURN OF CASH AND THE RESOLUTIONS TO BE PROPOSED AT THE EGM ARE IN THE BEST INTERESTS OF SHAREHOLDERS AS A WHOLE.

The Initial Repurchase Offer may be extended at any time or from time to time (without an obligation to do so, other than as may be required under the Exchange Act or other applicable law) and, in such event, any extension of the Initial Repurchase Offer will be publicly announced no later than 9:00 a.m. (London time) in the United Kingdom and 9:00 a.m. (New York City time) in the United States on the business day following the occurrence of the event giving rise to the extension.

If the Initial Repurchase Offer becomes or is declared unconditional, the tendered B Shares shall be deemed to be accepted for payment and the consideration for B Shares so purchased pursuant to the Initial Repurchase Offer will be paid (less applicable withholding taxes, if any) to holders of B Shares during the week of August 22, 2005 (subject to extension of the Initial Repurchase Offer).

Payment for B Shares purchased pursuant to the Initial Repurchase Offer will be made only after timely receipt by the Tender Agent for the Initial Repurchase Offer in the United States, in the case of holders of B Shares in respect of their Existing ADRs, and by Capita IRG Plc, in its capacity as the Receiving Agent for the Initial Repurchase Offer in the United Kingdom, in the case of holders of B Shares in respect of their Existing Ordinary Shares, of (i) the Letter of Election and Transmittal (in the case of acceptances relating to B Shares held by holders of Existing ADRs) or the Election Form (in the case of acceptances relating to B Shares held by holders of Existing Ordinary Shares) properly completed and duly executed, with any required signature guarantees, (ii) in the case of acceptances relating to B Shares held by holders of certificated Existing ADRs, the Existing ADR certificate, or (only in the case of book-entry Existing ADRs) timely confirmation of book-entry transfer of such Existing ADRs into the Tender Agent's account pursuant to the terms set forth in the U.S. Supplemental Memorandum and (iii) any other documents required by the Letter of Election and Transmittal or the Election Form. With respect to payment of B Shares tendered by holders of Existing ADRs, such holders will receive cash consideration in U.S. dollars based on the spot rate in London (net of conversion fees and expenses) on the day the cash consideration is received by the Tender Agent. Under no circumstances will interest on the purchase price of B Shares be paid by NGT, Cazenove or the Tender Agent because of any delay in paying for any B Shares.

An election under the B Share Alternatives, including an acceptance of the Initial Repurchase Offer, may be withdrawn pursuant to the procedures set out below at any time from the date of this announcement until 11:30 a.m. (New York City time), or 4:30 p.m. (London time), on August 5, 2005, the latest time specified for receipt of acceptances on the last day of the Election Period. B Shares in respect of which acceptances have been received during the Election Period and not validly withdrawn prior to the end of the Election Period may not be withdrawn, except in certain limited circumstances described in the Return of Cash Documents. To be effective, a written notice of withdrawal must be received on a timely basis by the party (either the Receiving Agent or the Tender Agent) to whom the acceptance was originally sent at the relevant addresses set forth in the Return of Cash Documents and must specify the name of the person who has tendered the B Shares, the number of B Shares to be withdrawn and the name of the registered holder of the B Shares, if different from the name of the person whose acceptance is to be withdrawn. If B Shares have been delivered pursuant to the procedures for book-entry transfer set forth in the Return of Cash Documents, any notice of withdrawal must specify the name and account number at the Depository Trust Company ("DTC") to be credited with the withdrawn B Shares and must otherwise comply with DTC's procedures. All questions as to the validity (including the time of receipt) of any notice of withdrawal will be determined by NGT and Cazenove, whose determination shall be final and binding.

The payment of the cash consideration pursuant to the Initial Repurchase Offer, to the extent paid out of NGT's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), should generally be taxable to a U.S. Holder (as defined in the U.S. Supplemental Memorandum) as foreign source dividend income. The payment of cash consideration in excess of NGT's current and accumulated earnings and profits should be treated as a non-taxable return of cash to the extent of the U.S. Holder's basis in the Existing Ordinary Shares or Existing ADRs and thereafter as capital gain. NGT is currently unable to determine the extent to which the cash consideration will be paid out of current or accumulated earnings and profits for purposes of these rules, and consequently NGT may be required to treat and report cash consideration as dividend income. If NGT is able to reasonably estimate in a timely manner the extent to which the cash consideration is paid out of current or accumulated earnings and profits and the extent to which it is a return of capital, such determination will be reflected in any information returns that may be required to be sent to U.S. Holders. U.S. Holders should see the U.S. Supplemental Memorandum for more information on the U.S. federal income tax consequences of accepting the Initial Repurchase Offer.

Notwithstanding the foregoing, U.S. Holders are strongly urged to seek independent financial and tax advice in connection with their choice of election.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Return of Cash Documents and is incorporated herein by reference. The Return of Cash Documents, the Letter of Election and Transmittal (in the case of B Shares held by holders of Existing ADRs), the Election Form (in the case of B Shares held by holders of Existing Ordinary Shares) and related materials are being mailed to holders of record of Existing ADRs and Existing Ordinary Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear as holders of record, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Existing ADRs and Existing Ordinary Shares. Holders of B Shares in respect of Existing Ordinary Shares may only make an election with respect to their B Shares pursuant to an Election Form, which may be obtained by contacting the U.K. Receiving and Information Agent in accordance with its contact details below.

In addition, in accordance with normal U.K. practice and pursuant to exemptive relief granted by the Securities Exchange Commission (the "SEC") from Rule 14e-5 under the Exchange Act, NGT and its nominees or brokers (acting as principal or agent) may make certain purchases of, or arrangements to purchase, B Shares outside the United States during the period in which the Initial Repurchase Offer remains open for acceptance. In accordance with the requirements of Rule 14e-5 and with the exemptive relief granted by the SEC, such purchases, or arrangements to purchase, must comply with applicable U.K. rules, including the rules of the U.K. Listing Authority and the rules of the London Stock Exchange. This information will be disclosed in the United States through amendments to NGT's Tender Offer Statement on Schedule TO on file with the SEC to the extent that such information is made public in the United Kingdom. Free copies of the Tender Offer Statement are available on the SEC's website at http://www.sec.gov.

The Return of Cash Documents, the related Letter of Election and Transmittal, Election Form and related materials contain important information which should be read carefully before any decisions are made with respect to the Return of Cash.

Requests for assistance or copies of the Return of Cash Documents, the Letter of Election and Transmittal, the Election Form and all other related materials may be directed to the applicable Information Agent in accordance with information set forth below, and copies will be furnished promptly at NGT's expense. Except as set forth in the Return of Cash Documents, no fees or commissions will be paid to brokers, dealers or other persons for soliciting tenders of B Shares pursuant to the Initial Repurchase Offer. Any communications by Shareholders or holders of ADRs should be made either to the U.S. Information Agent, the U.K. Receiving and Information Agent or the Tender Agent.

The U.S. Information Agent is:	The Dealer Manager for the U.S. Initial Repurchase Offer is:	The U.K. Receiving and Information Agent is:
Mellon Investor Services LLC 85 Challenger Road Ridgefield Park, New Jersey 07660 Toll Free in the United States: 1-800-241-6711		Capita IRG Plc Corporate Actions P.O. Box 40 The Registry 34 Beckenham Road Beckenham, Kent BR3 4YL In the United Kingdom: 0870-162-3137 From the United States and other countries: 011-44-208-639-3390

The ADR Tender Agent for the Initial Repurchase Offer is:
THE BANK OF NEW YORK

By Mail: The Bank of New York (National Grid Transco plc Election) P.O. Box 859208, Braintree, MA 02185	By Overnight Courier: The Bank of New York (National Grid Transco plc Election) 161 Bay State Drive, Braintree, MA 02184	By Hand: The Bank of New York Tender & Exchange Department—11W Receive and Deliver Window—Street Level 101 Barclay Street, New York, NY 10286

June 15, 2005

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  Exhibit 99.(a)(9)